SECUI

20004391

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BellMark Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Central St. , 4th Floor

(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Conry 216-575-1000 x102

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.

(Name – *if individual, state last, first, middle name*)

4807 Rockside Road	Independence	OH	44113
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section FEB 18 2020 Washington DC 415

Securities and Exchange Commission Trading and Markets FEB 18 2020 RECEIVED

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

RMS

OATH OR AFFIRMATION

I, David Gesmondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BellMark Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE-JENNIFER MATHURIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 9, 2024

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLMARK PARTNERS, LLC

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BellMark Partners, LLC
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BellMark Partners, LLC as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of BellMark Partners, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BellMark Partners, LLC's management. Our responsibility is to express an opinion on BellMark Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BellMark Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCOAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of BellMark Partners, LLC's financial statements. The supplemental information is the responsibility of BellMark Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as BellMark Partners, LLC's auditor since 2012
Independence, Ohio
January 27, 2020

BELLMARK PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

		2019
ASSETS		
Cash and cash equivalents	$	355,206
Accounts receivable, net		12,390
Furniture and equipment, net		47,114
Prepaid expenses		36,708
Costs Incurred to fulfill contracts		30,000
Deposits		17,779
Travel and meals billable		6,807
Operating Lease right-of-use assets		534,410
	$	1,040,414
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$	4,898
Accrued expenses		82,241
Contract liabilites		40,000
Operating Lease Liabilities		565,161
Total liabilities		692,300
Members' equity		348,114
	$	1,040,414

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF OPERATIONS
for the Year Ended December 31, 2019

	2019
Revenues:	
Retainer fees	$ 863,500
Success fees	2,018,000
Advisory fees	145,000
Interest Income	1,668
Total revenues	3,028,168
Expenses:	
Travel	42,960
Personnel	2,099,126
Legal	30,524
Professional	89,567
Rent	173,355
Office	56,928
Telephone	41,453
Advertising	5,625
FINRA	43,873
Depreciation	18,572
Bad Debt Expense	2,620
Other	19,107
	-
Total expenses	2,623,710
Net income (loss)	$ 404,458

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
for the year ended December 31, 2019

Members' equity, January 1, 2019	$	363,656
Net income		404,458
Contributions by members		200,000
Distributions to members		(620,000)
Members' equity, December 31, 2019	$	348,114

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF CASH FLOWS
for the year ended December 31, 2019

	2019
Cash flows from operating activities:	
Net income	$ 404,458
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	18,572
Changes in operating assets and liabilities:	
Accounts receivable	52,551
Prepaid expenses	(18,863)
Deposits	1,108
Costs incurred to fulfill contracts	(30,000)
ROU Asset	132,923
Travel and meals billable	8,330
Accounts payable	1,892
Accrued expenses	18,345
Contract liabilities	40,000
Lease Liability	(126,900)
	502,416
Cash flows from investing activities:	
Cash paid for furniture and equipment purchases	(5,723)
Net cash used for investing activities	(5,723)
Cash flows from financing activities:	
Contributions by members	200,000
Distributions to members	(620,000)
Net cash used by financing activities	(420,000)
Net increase in cash and cash equivalents	76,693
Cash and cash equivalents, beginning of year	278,513
Cash and cash equivalents, end of year	$ 355,206
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies:

Company Activities – BellMark Partners, LLC (the Company), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the States of Ohio and Massachusetts, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services.

Revenue Recognition –The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Interpretive guidance on ASU 2014-9 continues to be issued and vetted. The Company will monitor and evaluate any additional guidance that is issued.

Revenue from contracts with customers includes retainer fees, success fees and advisory fees. It is the company's policy to recognize revenue when (i) there is persuasive evidence of an arrangement with the client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the events contemplated in the engagement letter are determined to be substantially completed and (iv) collectability is reasonably assured. Revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts revenue is recognized over time for arrangements in which the obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Cash and Cash Equivalents – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk. The Company considers certificates of deposit and U.S. Treasury Bills with an original maturity of less than 90 days as well as money market accounts to be cash equivalents.

Summary of Significant Accounting Policies, Continued:

Concentration of Credit Risk – The Company is engaged in various brokerage activities in which counterparties primarily include businesses. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable – Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. At December 31, 2019 the allowance for doubtful accounts was $57,228.

Investments – Investments are recorded at market value and are considered trading securities. Realized gains and losses (computed by the specific identification method) are included in investment income and any unrealized gains or losses are included in investment appreciation or depreciation. Investments are used as a part of the Company's asset management strategy and may be sold in response to changes in interest rates, the need for liquidity or other factors. There were no investments held by the Company on December 31, 2019.

Property and Equipment – Property and equipment are recorded at cost. Major additions and betterments are charged to the property accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. When property is retired or otherwise disposed of, the cost of the property is removed from the asset account, accumulated depreciation is charged with an amount equivalent to the depreciation provided, and the difference is charged or credited to operations.

Summary of Significant Accounting Policies, Continued:

Income Taxes – The Company is a limited liability company whose taxable income is taxed directly to its members. Accordingly, there is no provision for income taxes.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2019 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of December 31, 2019, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2016 and thereafter. In addition, the Company's state tax returns (Ohio, RI, and MA) are open to examination for the years 2016 and thereafter.

Advertising Expense – The cost of advertising is expensed as incurred. The Company incurred advertising costs of $5,625 in 2019.

Leases –The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use, or ROU, assets, operating lease liabilities, and long-term operating lease liabilities in the Company's balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide a readily determinable implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU Asset also includes any lease prepayments, offset by lease incentives.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events - Management of the Company has evaluated subsequent events through January 27, 2020, the date which the financial statements were available to be issued.

2. **Property and Equipment:**

Property and equipment consist of the following at December 31, 2019:

Office furniture	$	63,848
Computer equipment		89,838
		153,686
Less accumulated depreciation		106,572
Property and equipment, net	$	47,114

Depreciation is computed using primarily straight-line methods over the estimated useful lives of the assets, which range from 3 to 5 years. Depreciation expense totaled $18,572 for 2019.

3. **Financing Arrangements:**

On January 2, 2019, the Company completed a recapitalization transaction, whereby Andrew Vollmer purchased 50% of the Company and became a co-CEO of BellMark Partners, LLC. The purchase price was $700,000 and an additional $200,000 in cash was contributed to the Company and $700,000 payable to Mr. Gesmondi for the purchase of his membership interests. Mr. Vollmer is a licensed Registered Representative with FINRA and holds series 7, 79 and 24 licenses. The transaction was approved in advance by FINRA in October 2018. BellMark has amended and restated the Company's LLC Agreement and adopted a new LLC Agreement governing the Company's management, member rights and membership interests of the Company, effective as of January 2, 2019 (the "New LLC Agreement"). As of January 2, 2019, the outstanding membership interests of the Company have been reclassified such that 900,000 Class A Units are owned by Mr. Gesmondi and 900,000 Class A Units are owned by Mr. Vollmer.

4. **Leases:**

Accounting Standards Codification (ASC) 842 (Leases) became effective for public business entities for annual periods beginning January 1, 2019. The Company leases an office in Boston, Massachusetts from a third party. The Boston lease was renegotiated in June 2018 and now expires April 30, 2023. Under the terms of this agreement, the Company is responsible for all taxes and assessments on the property, insurance, utilities and repairs and maintenance. In addition, a new office was leased in Beachwood, Ohio beginning in August of 2018. The lease term expires in December 31, 2023.

The Company identified and assessed the following significant assumption in recognizing the right-of-use assets and corresponding liabilities:

Incremental borrowing rate: The Company's lease agreements do not provide a readily determinable implicit rate. As the Company does not have any external borrowings for comparable terms of the lease, the Company estimated the incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings adjusted for the impact of collateral over the term of the lease.

The components of lease expense at December 31, 2019 were as follows:

Operating Lease Cost	$167,461
Variable Lease Cost	5,894
Total Lease Cost	$173,355
Weighted Average remaining lease term	3.53 years
Weighted Average discount rate	6.0%

As of December 31, 2019 the maturities of the Company's remaining operating lease liabilities were as follows:

2020	$169,384
2021	175,209
2022	180,311
2023	106,151
Present Value Adjustment	(65,894)
Present Value of Lease Payments	$565,161

5. Fair Value Measurements:

The Company measures its assets in accordance with fair value standards. These standards provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs that are unobservable for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2019.

Investments - comprise securities measured at Level 1. Investments whose values are based on quoted market prices in active markets are classified within Level 1. These investments generally include a money market fund, U.S. treasury bills and fixed income securities traded on a national securities exchange.

Level 1 There were no investments at fair value carried on the statement of financial condition within the fair value hierarchy as of December 31, 2019.

6. **Net Capital Provision of Rule 15c3-1**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $197,316 which was $186,790 in excess of its required net capital of $10,526

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2019 the ratio was .80 to 1.

7. **Retirement Savings Plan:**

The Company participates in an employer Safe Harbor 401(k) Plan covering all employees upon hire and who attain age 21. The Plan permits employees to make pre-tax elective deferrals of their eligible compensation up to IRS limits. The Plan requires a Safe Harbor Contribution equal to 3% of compensation for all eligible employees. The Company has accrued $66,045 for this liability for the year ended December 31, 2019. Additionally, the Plan provides for the Company to make additional Qualified Non-Elective Contributions. The Company did not make any non-elective contributions for the year ended December 31, 2019.

8. **Exemption From Rule 15c3-3:**

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company is therefore exempt from the requirements of Rule 15c3-3.

BELLMARK PARTNERS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

		2019
Net capital:		
Total member's equity from statement of financial condition	$	348,114
Less non-allowable assets		(150,798)
Net capital before haircuts on securities		197,316
Haircuts on securities		-
Net capital	$	197,316
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$	157,890
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	$	10,526
Minimum required net capital	$	5,000
Net capital requirement	$	10,526
Excess net capital	$	186,790
Ratio of aggregate indebtedness to net capital		.80 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2019, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

BELLMARK PARTNERS, LLC

SUPPLEMENTAL SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
for the year ended December 31, 2019

The Company receives transaction based compensation from merger and acquisition clients and does not receive or hold any customer funds or securities and therefore is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3".

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510
Independence, Ohio 44131
Phone: (216) 524.8900
Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member of
BellMark Partners, LLC
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) BellMark Partners, LLC stated that the company receives transaction based compensation from merger and acquisition clients and does not receive or hold any customer funds or securities and is therefore exempt from the requirements of provisions in section 240.15c3-3 and (2) BellMark Partners, LLC stated that BellMark Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BellMark Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BellMark Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the identified exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
January 27, 2020

BELLMARK PARTNERS, LLC

STATEMENT OF EXEMPTION PURSUANT to RULE 15c3-3
for the year ended December 31, 2019

The Company receives transaction based compensation from merger and acquisition clients and does not receive or hold any customer funds or securities and is therefore exempt from the requirements of provisions in section 240.15c3-3.

The Company, to the best of our knowledge, met the identified exemption provisions in Rule 15c3-3(k) throughout the most recent fiscal year, without exception.

BellMark Partners, LLC

I, David Gesmondi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

Date: 2/13/20

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510
Independence, Ohio 44131
Phone: (216) 524.8900
Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member of
BellMark Partners, LLC
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) BellMark Partners, LLC stated that the company receives transaction based compensation from merger and acquisition clients and does not receive or hold any customer funds or securities and is therefore exempt from the requirements of provisions in section 240.15c3-3 and (2) BellMark Partners, LLC stated that BellMark Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BellMark Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BellMark Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the identified exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
January 27, 2020

BELLMARK PARTNERS, LLC

STATEMENT OF EXEMPTION PURSUANT to RULE 15c3-3
for the year ended December 31, 2019

The Company receives transaction based compensation from merger and acquisition clients and does not receive or hold any customer funds or securities and is therefore exempt from the requirements of provisions in section 240.15c3-3.

The Company, to the best of our knowledge, met the identified exemption provisions in Rule 15c3-3(k) throughout the most recent fiscal year, without exception.

BellMark Partners, LLC

I, David Gesmondi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Managing Director

Date: 2/13/20